                                                                        ANNEX A

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14F-1 PROMULGATED THEREUNDER

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about September 3, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of Lone Star Industries, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to the Board. The Merger Agreement requires the Company, upon the acceptance for payment of and payment for any Securities by Purchaser pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Purchaser Designees to be elected to the Board.

  The Offer commenced on September 3, 1999 and is scheduled to expire at 12:00 midnight, New York City time, on October 1, 1999, unless extended upon the terms set forth in the Offer to Purchase.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

  THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                       INFORMATION REGARDING THE SHARES

  The Shares constitute the only class of voting securities of the Company outstanding. As of September 1, 1999, there were 19,297,418 Shares outstanding. Each Share is entitled to one vote.

                     DESIGNATION OF DIRECTORS BY PURCHASER

  The Merger Agreement provides that, immediately upon the acceptance for payment of and payment for any Securities by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board equal to the product of (i) the total number of directors on the Board (after giving effect to the increase in the size of the Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased and any Warrants so accepted for payment and purchased and converted by Purchaser into Shares) bears to the total number of votes represented by Shares then outstanding. The Company has agreed, upon the request of Parent, to use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable persons designated by Parent to be elected or appointed to the Board and shall take all actions available to the Company to cause such designees to be so elected or appointed. The Company has also agreed, if requested by Parent, to take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (a) each committee (or similar body) of the Board, (b) each board of directors (or similar body) of each subsidiary of the Company and (c) each committee (or similar body) of each such board. From and after the time that the Parent Designees constitute a majority of the Board, any amendment or termination of the Merger Agreement by the Company, any extension of the time for the performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any material condition to the Company's obligations thereunder or any of the Company's rights thereunder or other material action by the Company thereunder, may be effected only by the action of a majority of those directors of the Company then in office who were directors on the date of the Merger Agreement and who are not officers or affiliates of the Company, Parent or any of their respective subsidiaries.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than October 1, 1999, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

  As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each of the Purchaser Designees.

                       CURRENT DIRECTORS OF THE COMPANY

  The members of the Board are classified into three classes, one of which is elected at each annual meeting of stockholders to hold office for a three-year term and until successors of such class have been elected and qualified. The names of the current directors of the Company, their ages, and certain other information about them are set forth below.

Term to Expire 2000 (Class I)

  Arthur B. Newman, 55, has been a director since 1994 and is a member of the Audit Committee of the Board. Since May 1991, he has been a senior managing director of The Blackstone Group L.L.C., a private investment banking firm. Mr. Newman is a director of Toys "R" Us, Inc.

  Allen E. Puckett, 80, has been a director since 1976 and is Chairman of the Audit Committee of the Board. Since April 1987, he has been Chairman Emeritus of Hughes Aircraft Company, a manufacturer of aerospace and missile systems, data processing systems and industrial electronics equipment. From 1978 to 1987, he was Chairman of the Board and Chief Executive Officer of Hughes Aircraft Company. Dr. Puckett is also a director of the University of Southern California, the Museum of Flying and the Center for Russian and Eurasian Studies.

  David W. Wallace, 75, has been a director since 1970 and has served as Chairman of the Board since January 1991. He is also Chairman of the Executive Committee of the Board. Mr. Wallace is a director of The Northstar Mutual Funds, a family of mutual funds, and The Emigrant Savings Bank.

Term to Expire 2001 (Class II)

  James E. Bacon, 68, has been a director since 1992 and is a member of the Executive, Audit and Compensation and Stock Option Committees of the Board. He is a private investor and consultant. From 1986 to 1990, he was Executive Vice President and a Director of United States Trust Company, a bank holding company, and a Trustee of United States Trust Company of New York. Mr. Bacon is a trustee of the funds advised by Nuveen Institutional Advisory Corp.

  William M. Troutman, 59, has been a director since 1992 and is a member of the Executive Committee of the Board. Since 1986, he has been President and, since May 1997, Chief Executive Officer of the Company.

Term to Expire 2002 (Class III)

  Theodore F. Brophy, 76, has been a director since 1992 and is a member of the Executive and Audit Committees of the Board. He has been a consultant and director of various companies. Until May 1988,

Mr. Brophy was Chairman and Chief Executive Officer of GTE Corporation, a telecommunications company. In 1988, he was Chairman, United States Delegation to the World Administrative Conference on Space Communications.

  Robert G. Schwartz, 71, has been a director since 1994 and is a member of the Executive and Compensation and Stock Option Committees of the Board. Mr. Schwartz retired as Chairman of the Board of Directors, President and Chief Executive Officer of the Metropolitan Life Insurance Company in 1993, having held these positions since 1989. He has continued as a director of the Metropolitan Life Insurance Company, and is also a director of COMSAT Corporation, Lowe's Companies, Inc., Mobil Corporation, Potlatch Corporation and The Reader's Digest Association, Inc., and a member of the Board of Trustees of the Consolidated Edison Company of New York. Mr. Schwartz is a member of the Business Council, a Trustee of the Committee for Economic Development and a director of the Horatio Alger Association of Distinguished Americans, Inc.

  Jack R. Wentworth, 71, has been a director since 1992 and is Chairman of the Compensation and Stock Option Committee of the Board. From 1984 to 1993, he was Dean of the Graduate School of Business, and is Arthur M. Weimer Professor Emeritus of Business Administration at Indiana University. Professor Wentworth is also a director of Kimball International, Inc. and Market Facts, Inc.

                       EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information regarding the executive officers of the Company.

          Name           Age Office and Year in which Individual First Became an Executive Officer
          ----           --- ---------------------------------------------------------------------
David W. Wallace........  75 Chairman of the Board (1991)
William M. Troutman.....  59 President and Chief Executive Officer (1983)
Roger J. Campbell.......  63 Vice President--Cement Operations (1986)
William J. Caso.........  55 Vice President--Taxes and Insurance (1994)
Thomas S. Hoelle........  47 Vice President--General Manager, Slag Operations
                             (1994)
Gerald F. Hyde, Jr......  56 Vice President--Personnel and Labor Relations
                             (1983)
James W. Langham........  39 Vice President, General Counsel and Secretary
                             (1995)
Harry M. Philip.........  50 Vice President--Cement Manufacturing (1994)
Michael W. Puckett......  54 Vice President--Cement Sales and Concrete
                             Operations (1985)
William E. Roberts......  59 Vice President, Chief Financial Officer, Controller
                             and Treasurer (1988)

  All of the executive officers' terms of office continue until the next annual meeting of the Company's stockholders and until their successors have been elected and qualified. All of the executive officers have been employed by the Company as an officer or in an executive capacity for more than five years, except for Mr. Langham, who for more than five years prior to joining the Company was an attorney in New York City.

                      MEETINGS OF THE BOARD OF DIRECTORS

  Five meetings of the Board, two meetings of the Audit Committee and three meetings of the Compensation and Stock Option Committee were held during the fiscal year ended December 31, 1998. Each director attended at least 75% of the aggregate number of meetings of the Board and committees on which he served.

              DIRECTORS' COMPENSATION AND CONSULTING ARRANGEMENTS

  All directors, other than Messrs. Wallace and Troutman, are compensated for their services pursuant to the Company's Voluntary Deferred Compensation Plan for Non-Employee Directors (the "Plan"). Under the Plan, non-employee directors receive an annual retainer fee of 800 shares of common stock, subject to adjustment in certain circumstances, and $10,000 in cash. These retainer fees are paid quarterly in arrears. The Plan permits non-employee directors to defer all or a part of the cash portion of their annual retainer fee in an interest-bearing account (an "Interest Account"). Interest is credited to the Interest Account at the prime rate, compounded monthly. The Plan also permits participants to defer receipt of all or a part of the common stock portion of their annual retainer fee in a stock equivalent account (the "Phantom Share Account"). The Phantom Share Account contains phantom units, each of which is equivalent in value to a share of common stock. Phantom units are credited with dividends which are reinvested in additional phantom units. In addition to these annual retainers, non-employee directors receive $1,000 for each board and board committee meeting attended and $2,500 annually for any board committee they chair. Each of the Directors, except for Messrs. Wallace and Troutman, is entitled to receive these benefits after his resignation following consummation of the Offer.

  Non-employee directors also are provided $100,000 of life insurance, and if they leave service as a director after having served a minimum of five years, are entitled to continued life insurance and they (or their estates) are entitled to annual payments of $15,000 for 10 years after the date they leave service (the "Director Deferred Compensation"). Having served as a director for more than five years prior to becoming an employee of the Company, Mr. Wallace is entitled to the Director Deferred Compensation and the continuation of his life insurance. Each of the Directors, except for Mr. Troutman, is entitled to receive these benefits after his resignation following consummation of the Offer.

  The Company's Directors Stock Option Plan provides for the grant to non-employee directors of options to purchase up to 100,000 shares of common stock, subject to adjustment under certain circumstances. Under this plan, each non-employee director annually is granted a ten-year option to purchase 2,000 shares of common stock at an exercise price equal to the fair market value of a share of common stock on the date of grant. All such options vest six months from the date of grant. The plan is administered by the Board and expires on March 10, 2004.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The Board has standing Audit, Compensation and Stock Option and Executive Committees.

  The Audit Committee currently consists of Messrs. Bacon, Brophy, Newman and Puckett. The Audit Committee recommends the principal auditors of the Company, consults with the principal auditors with regard to the plan of audit, reviews the report of audit and the accompanying management letter, consults with the principal auditors with regard to the adequacy of internal controls, and consults with the Company's internal auditor on these matters.

  The Compensation and Stock Option Committee currently consists of Messrs. Bacon, Schwartz and Wentworth. The Compensation and Stock Option Committee approves compensation arrangements for senior management, approves and recommends to the Board the adoption of any compensation plans in which officers and directors are eligible to participate, and grants stock options and other benefits under these plans.

  The Executive Committee currently consists of Messrs. Bacon, Brophy, Troutman, Schwartz and Wallace. The Executive Committee is empowered to exercise all of the authority of the Board, except that it does not have the power to rescind any action previously taken by the Board or to take certain actions enumerated in the Company's by-laws (such as amending the Company's certificate of incorporation, changing the Company's dividend policy or adopting an agreement of merger or consolidation).

  The Company has no Nominating Committee or other committee of the Board performing a similar function.

                REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

General Philosophy

  The Company's general philosophy for the compensation of its executives is based on the premise that levels and types of compensation should be established to support the Company's business strategy and long-term development and to enhance stockholder value. Such compensation must also be competitive with that offered by comparable companies in order to attract, retain and reward executives capable of achieving those objectives.

  When the Compensation and Stock Option Committee considers executive compensation it is guided by the experience of the executive involved, future initiatives for and challenges to the Company, the executive's expected contribution to the Company's performance and compensation arrangements in businesses similar to that of the Company. The Committee believes that a significant portion of a senior executive's compensation should be dependent on value created for the stockholders. Performance bonuses as well as options and other stock ownership programs are excellent vehicles to accomplish this by tying an executive's interests directly to the stockholders' interests.

  If appropriate in the judgment of the Committee, recommendations of a compensation consulting firm are sought in connection with the determination of executive compensation. The Committee considers annually the compensation of the Company executives and held two meetings in 1998.

Base Salary

  In 1998, the base salaries of the named executive officers were increased four percent. In setting these salaries, the Committee remains cognizant of the Company's continuing efforts to manage costs, the cyclical nature of the Company's business and the need to recognize the contribution of these individuals. The Company anticipates that it will continue to emphasize incentive compensation rather than change salary structures significantly. In setting salaries no particular formulas or measures were used.

Bonuses

  The Company has an Executive Incentive Plan. This Plan provides for bonuses to be paid in an amount equal to certain percentages of salary determined from formulas tied to various earnings benchmarks. The maximum bonus under the plan is 100% of base salary. All such benchmarks were exceeded in 1998, and each of the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") received the maximum bonus.

Stock Options

  The Company has two option plans, and under the first plan implemented in 1994, all 1,400,000 shares have been granted and as of August 31, 1999 all but 238,500 of the options have been exercised. The second option plan was approved by the board of directors and stockholders in 1996 and covers options to purchase, and/or stock appreciation rights that may be exercised with respect to, 3,000,000 shares of common stock. No grants of options or SARs have been or will be made, and the Committee has not made any determination of which executives and managers will receive grants, or the amounts of the grants.

General

  The Committee believes that the Company has an appropriate and competitive compensation program comprised of a sound base salary structure combined with effective long- and short-term incentives.

  No member of the Committee is a former or current executive officer or employee of the Company or of any of its subsidiaries.

                                          James E. Bacon
                                          Robert G. Schwartz
                                          Jack R. Wentworth, Chairman

  The following compensation information for the period ending December 31, 1998 has not been updated to reflect the effect of subsequent events, including, but not limited to, the Merger Agreement.

                          SUMMARY COMPENSATION TABLE

  The following table sets forth information concerning the compensation of the Named Executive Officers for the most recent three fiscal years.

                                                                     Long Term Compensation
                                                                  -----------------------------
                                        Annual Compensation              Awards         Payouts
                                  ------------------------------- --------------------- -------
            (a)              (b)    (c)       (d)        (e)         (f)        (g)       (h)       (i)
            ---              ---    ---       ---        ---         ---        ---       ---       ---
                                                                             Securities
                                                     Other Annual Restricted Underlying          All Other
                                                     Compensation   Stock     Options/   LTIP   Compensation
Name and Principal Position  Year  Salary  Bonus (1)     (2)       Award(s)     SARs    Payouts     (3)
---------------------------  ---- -------- --------- ------------ ---------- ---------- ------- ------------
David W. Wallace........     1998 $213,500 $210,000                                               $ 28,071
 Chairman of the Board       1997  204,166  200,000                                                 27,019
                             1996  170,833   75,000                                                465,489
William M. Troutman.....     1998  406,667  400,000      --          --         --        --        19,630
 President and Chief         1997  382,788  350,000      --          --         --        --        88,134
 Executive Officer           1996  306,250  137,500      --          --         --        --       477,948
Roger J. Campbell.......     1998  193,167  190,000      --          --         --        --        13,686
 Vice President --           1997  187,083  185,000      --          --         --        --        13,660
 Cement Operations           1996  176,250   85,000      --          --         --        --        65,909
Michael W. Puckett......     1998  183,000  180,000      --          --         --        --        11,842
 Vice President--Cement      1997  177,083  175,000      --          --         --        --        12,231
 Sales and Concrete
  Operations                 1996  166,250   80,000      --          --         --        --        33,339
William E. Roberts......     1998  188,083  185,000      --          --         --        --        10,833
 Vice President, Chief       1997  179,166  175,000      --          --         --        --        10,319
 Financial Officer,
  Controller                 1996  166,250   80,000      --          --         --        --       384,282
 and Treasurer

--------
(1) Bonuses under the Company's Executive Incentive Plan are paid during the first quarter of the year following the year for which the bonuses are earned.
(2) Perquisites and other personal benefits were less than either $50,000 or 10% of the total annual salary and bonus for 1996, 1997 and 1998 for each of the named executive officers.
(3) Other compensation in 1996 consisted principally of (i) a one-time nonrecurring payment by Rosebud Holdings, Inc., the Company's liquidating subsidiary, under the Rosebud Incentive Plan, which was established with the approval of the Company's creditors and the bankruptcy court in connection with the Company's emergence from bankruptcy in 1994; (ii) one-time premium payments to insurance companies for fully paid policies covering litigation costs, if any, that may arise in connection with enforcing change of control agreements previously entered into with executives as described below; and (iii) in the case of Messrs. Wallace and Troutman, one-time premium payments to insurance companies for fully paid policies covering the costs of certain retiree medical and life insurance benefits previously granted to the executives as described below in the event that the Company fails to provide such benefits following a change of control, together with payments to Messrs. Wallace and Troutman for the taxes paid on the noncash compensation represented by these premiums. Additional components of Other Compensation include (a) Company contributions under the Savings Plan for Salaried Employees; (b) Company contributions under the Employees Stock Purchase Plan; (c) group term life insurance premiums; and (d) in 1997, relocation costs reimbursed to Mr. Troutman.

                     OPTION GRANTS DURING LAST FISCAL YEAR

  No stock options or stock appreciation rights were granted during the fiscal year ended December 31, 1998.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information concerning stock options exercised in the fiscal year ended December 31, 1998, including the "value realized" upon exercise (the difference between the exercise price of the shares acquired and the market value at the date of exercise), and the value of the unexercised "in-the-money" options held at December 31, 1998 (the difference between the exercise price of all such options held and the market value of the shares covered by such options at December 31, 1998).

                                                      Numbers of Shares       Value of Unexercised
                                                   Underlying Unexercised         In-the-Money
                           Shares                      Options Held at           Options Held at
                          Acquired                    December 31, 1998     December 31, 1998 ($) (1)
                         on Exercise    Value     ------------------------- -------------------------
          Name               (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ------------ ----------- ------------- ----------- -------------
David W. Wallace........      --           --           --         --              --        --
William M. Troutman.....      --           --       100,000        --        2,912,250       --
Roger J. Campbell.......      --           --           --         --              --        --
Michael W. Puckett......      --           --           --         --              --        --
William E. Roberts......    1,600       43,800       41,400        --        1,205,670       --

--------
(1) The closing price of a share of common stock on the New York Stock Exchange for the last trading day of 1998 was $36.81.

                             PENSION ARRANGEMENTS

  The following table shows the estimated annual benefit payable upon retirement to persons in specified compensation and years of credited service classifications under the Company's Salaried Employees' Pension Plan and Supplemental Executive Retirement Plan ("SERP"):

                 Estimated Annual Pension Benefit Payable at Normal Retirement
                       Assuming the Following Years of Credited Service
Average Annual  ---------------------------------------------------------------
 Compensation      10        15         20         25         30         35
--------------  ------------------------------ ---------- ---------- ----------
$125,000        $  17,700 $  26,500 $   35,300 $   44,100 $   53,000 $   62,200
 150,000           21,700    32,500     43,300     54,200     65,000     76,200
 175,000           25,700    38,500     51,400     64,200     77,000     90,300
 200,000           29,700    44,500     59,400     74,200     89,100    104,300
 250,000           37,700    56,600     75,500     94,300    113,200    132,400
 300,000           45,800    68,600     91,500    114,400    137,300    160,500
 350,000           53,800    80,700    107,600    134,500    161,300    188,600
 400,000           61,800    92,700    123,600    154,500    185,400    216,700

  The compensation covered by the qualified plan includes base pay, subject to ERISA limitations of $228,860 for 1992, $235,840 for 1993, and $150,000 for
1994 through 1996 and $160,000 for 1997 and later years. The compensation covered by the supplemental executive retirement plan includes base pay plus bonuses with no limitation.

  The years of credited service for David W. Wallace, William M. Troutman, Roger J. Campbell, Michael W. Puckett and William E. Roberts are 8, 16, 13, 29 and 24, respectively. Mr. Troutman is not a participant in the supplemental executive retirement plan.

  The qualified plan benefits are payable for the lifetime of the individuals, while the supplemental benefits are payable as a lump sum. The benefits shown are payable without reduction at age 62 or later, and are not subject to any deductions or offsets. However, ERISA currently limits benefits payable at age 65 to $118,800 for 1994, $120,000 for 1995 and 1996, $125,000 for 1997 and
$130,000 for 1998.

                             EMPLOYMENT AGREEMENTS

  The Company has employment agreements with each of David W. Wallace and William M. Troutman. Pursuant to their respective agreements, Mr. Wallace is Chairman of the Company at an annual salary of approximately $227,000, and Mr. Troutman is President and Chief Executive Officer of the Company at an annual salary of approximately $433,000. The initial term of each of these employment agreements runs through June 30, 2000 and, thereafter, renews for successive two-year terms unless terminated at the end of the then current term by either the Company or the executive on at least six months prior notice (in which case, if terminated by the Company, the executive receives one year's salary as severance pay and receives medical and certain other benefits during this one-year period). Upon a "change in control", as defined in their agreements, each of Messrs. Wallace and Troutman may terminate his employment and receive severance pay equal to two and one-half years' salary and receive medical and certain other benefits during this severance period. These termination payments will be "grossed up" to reimburse the executive for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, (the "Code"). The consummation of the Offer will constitute a "change in control" under the employment agreements of Messrs. Wallace and Troutman and each of Messrs. Wallace and Troutman has indicated his intention to terminate his employment following consummation of the Offer. Upon consummation of the Offer, the Company will be obligated to fund certain grantor trusts and will purchase an annuity to fulfill its financial obligations under the agreements.

  After the termination of his employment following consummation of the Offer, Mr. Troutman will be entitled to receive annual retirement payments of $430,903 commencing 30 months after such termination. These payments will be reduced by the sum of the annual retirement benefits paid to him pursuant to the Salaried Employees Pension Plan. These payments will be paid under an annuity purchased by the Company in 1989 and another annuity which the Company will be required to purchase shortly after the consummation of the Offer. Upon his death, the retirement benefits will be paid to his spouse until her death. Mr. Troutman's employment agreement was amended on September 1, 1999 to provide clarification as to the calculation of his annual retirement payments. The amendment is filed as an Exhibit to Schedule 14D-9.

  Upon retirement, Messrs. Wallace and Troutman, and their respective spouses, will be entitled to full payment for certain medical services and expenses pursuant to agreements between each of them and the Company. These medical benefit payments are to be reduced by an annual deductible per insured of $1,000 prior to age 65 and $750 thereafter, with benefit payments coordinated with medicare and with a lifetime benefit limit to each person of $1.0 million. Upon retirement, the Company also will provide Messrs. Wallace and Troutman retiree life insurance on the same basis as that presently in effect for the Company's salaried retirees.

  The Company has entered into change of control agreements with each of its executive officers other than Messrs. Wallace and Troutman (the "COC Agreements"). The consummation of the Offer will constitute a "change of control" under the COC Agreements. Pursuant to the COC Agreements, in the event his employment is not continued on a substantially equivalent basis for a year following a change of control, or if for any reason he or the Company terminates his employment during a thirty-day period commencing on the first anniversary of the change of control, the officer is entitled to severance pay equal to two and one-half years' base salary and to medical and certain other benefits for this two and one-half year period. From and after a change of control, the Company is required to provide these executives (if they are eligible after taking into consideration the two and one-half year termination period) retiree life insurance and medical benefits at least as favorable as under the Company's current executive retiree medical insurance and retiree life insurance program.

  Upon consummation of the Offer, the Named Executive Officers also are entitled to a bonus equal to 100% of their then base salary under the Company's Executive Incentive Plan and, except for Mr. Troutman, to certain pension benefits under the SERP. The termination payments under the COC Agreements will be "grossed up" to reimburse the executive for any excise tax imposed by Section 4999 of the Code.

  The COC Agreements have been recently amended to provide clarification that:
(i) the termination date of the COC Agreements will not affect benefits or other obligations on the part of the Company arising from a change in control prior to such date and (ii) if the Company's pension plans are terminated or canceled after September 1, 1999 certain obligations to make payments in respect of the severance period under such plans will be calculated as if such termination or cancelation did not occur. The amendment to the COC agreements is filed as an Exhibit to Schedule 14D-9.

  In connection with the Offer and the Merger, Mr. Troutman has agreed to remain on the Board for one year beginning on the Effective Date of the Merger. Mr. Troutman will be obligated to attend four meetings of the Board and he will receive a payment of $2,000 per meeting as well as reimbursement of his out-of-pocket expenses. The agreement also provides for indemnification of Mr. Troutman as a director of the Company to the full extent permissible by law.

             SECTION 16A BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the reports, during the fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table presents certain information regarding the beneficial ownership of common stock at September 1, 1999 provided to the Company by (a) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock, (b) each director, (c) each executive officer named in the Summary Compensation Table, and (d) all directors and executive officers as a group. The addresses of Messrs. Bacon, Brophy, Newman, A. Puckett, Schwartz, Troutman, Wallace, Wentworth, Campbell,
M. Puckett and Roberts are c/o Lone Star Industries, Inc., 300 First Stamford Place, Stamford, CT 06912-0014.

                                                 Amount and
                                            Nature of Beneficial Percentage of
Name and Address of Beneficial Owners            Ownership       Ownership(1)
-------------------------------------       -------------------- -------------
FMR Corp. and Affiliates
 82 Devonshire Street
 Boston, Massachusetts 02109...............      2,868,400(2)        14.9%
James E. Bacon.............................         16,198(3)           *
Theodore F. Brophy.........................         18,000(3)           *
Arthur B. Newman...........................         22,000(3)           *
Allen E. Puckett...........................         14,798(3)           *
Robert G. Schwartz.........................         20,000(3)           *
William M. Troutman........................        112,362(4)           *
David W. Wallace...........................      1,383,142(5)         7.2
Jack R. Wentworth..........................         12,266(3)           *
Roger J. Campbell..........................          3,826              *
Michael W. Puckett.........................          5,362              *
William E. Roberts.........................         81,458(3)           *
All directors and executive officers as a
 group (16 persons)........................      1,827,816(6)         9.5

--------
 * Represents less than 1% of the outstanding shares of common stock.
(1) Applicable percentage ownership is based on 19,297,418 shares of Common Stock outstanding as of September 1, 1999. The percentage of outstanding shares of common stock calculation assumes for each beneficial owner that all of the options and warrants that are exercisable within 60 days of September 1, 1999 beneficially owned by such person or entity are exercised in full by such beneficial owner and that no other options or warrants are exercised by any other stockholders. No numbers in this table reflect purchases of Common Stock through the Company's Employee Stock Purchase Plan during 1999.
(2) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR"), as investment advisor to various investment companies and as sub-advisor to a trust, beneficially owns an aggregate of 1,583,400 of these shares. A bank subsidiary of FMR beneficially owns 1,241,400 of these shares as a result of its serving as investment manager for certain institutional accounts. Members of a family, including Edward C. Johnson 3d, the Chairman of FMR, and Abigail Johnson, a director of FMR, through their stockholdings and a voting agreement, may be deemed a controlling group with respect to FMR. A former subsidiary of FMR, Fidelity International Limited ("FIL"), of which Mr. Johnson and members of his family are significant stockholders, beneficially owns 131,800 shares, of which 88,200 are included in the foregoing numbers as beneficially held by FMR. FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934. The information contained herein is derived from a Schedule 13G dated February 1, 1999.
(3) Includes shares of common stock which the directors and executive officers had the right to acquire through the exercise of warrants held by them as follows: James E. Bacon--166 shares; Allen E. Puckett--826 shares; William
    M. Troutman--1,076 shares; Jack R. Wentworth--66 shares; Also includes shares of common stock underlying exercisable options, as follows: James
    E. Bacon--12,000 shares; Theodore F. Brophy--12,000 shares; Arthur B. Newman--12,000 shares; Allen E. Puckett--12,000 shares; Robert G. Schwartz--12,000 shares; William M. Troutman--100,000 shares; Jack R. Wentworth--12,000 shares; and William E. Roberts--38,500 shares.

(4) Excludes 200 shares of common stock held by Mr. Troutman's son, as to which shares he disclaims beneficial ownership.
(5) Excludes 197,196 shares of common stock held by Mr. Wallace's wife. Includes 1,234,000 shares of common stock held by The Robert R. Young Foundation, a charitable foundation (the "Foundation"). Mr. Wallace is an officer and trustee of the Foundation, but has no pecuniary interest in, and receives no compensation, expense reimbursement or other monies from, the Foundation. He disclaims beneficial ownership of all shares held by his wife and the Foundation.
(6) Includes or excludes, as the case may be, shares of common stock as indicated in the preceding footnotes. With respect to the executive officers not named above, (i) includes 26 shares of common stock issuable upon exercise of warrants and 100,000 shares of common stock underlying exercisable options and (ii) excludes an aggregate of 1,002 shares of common stock, and warrants to purchase 10 shares, held by the wives of two such officers, as to which shares beneficial ownership is disclaimed by such officers.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company and Metropolitan Life Insurance Company and its affiliate, Metropolitan Insurance and Annuity Company (together, "Met Life") are parties to a registration rights agreement pursuant to which the Company has registered Company securities held by Met Life. Pursuant to this agreement, the Company is obligated to pay all expenses incident to the registration, offering and sale of the securities offered to the public, other than underwriting commissions, and to indemnify these parties against certain civil liabilities, including liabilities under the Securities Act of 1933. In late 1998, Met Life sold in an underwritten public offering 4.6 million shares of the Company's common stock, resulting in Met Life's no longer being a five percent stockholder. Expenses from such offering paid by the Company approximated $350,000. In connection with the offering, the Company purchased from Met Life 135,000 warrants to purchase 270,000 shares of common stock at a price per warrant of $46.97, which price was below the then trading price of the warrants and was calculated so as to result in Met Life's receiving the amount which it would have received, net of underwriting discounts, if it had exercised the warrants and sold the stock in the offering.

  On August 28, 1998, the Company purchased 800,000 shares of common stock from J. Allan Mactier, a five percent stockholder, at a price of $32.875 per share, a price which reflected the then trading price of the common stock.

  Met Life provides various services in connection with the Company's sponsorship and administration of its salaried and hourly employee 401(k) savings plans and holds the $50 million principal amount of the Company's 7.31% Senior Notes due 2007.